Exhibit 8.1

List of Principal Subsidiaries and Affiliated Entities of Quhuo Limited

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	BVI

Quhuo Technology Investment (Hong Kong) Limited	Hong Kong

Beijing Quhuo Information Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC

Shanghai Quhuo Network Technology Co., Ltd.	PRC

Ningbo Xinying Network Technology Co., Ltd.	PRC

Nantong Runda Marketing Planning Co., Ltd.	PRC

Shanghai Yijida Network Technology Co., Ltd.	PRC

Ningbo Desheng Wanchun Network Technology Co., Ltd.	PRC

Ningbo Quhuo Network Technology Co., Ltd.	PRC

Ningbo Dagong Network Technology Co., Ltd.	PRC

Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC

Shanghai Xianqiao Information Technology Co., Ltd.	PRC

Haikou Chengtu Network Technology Co., Ltd	PRC

Shenzhen Lailai Information Technology Co., Ltd.	PRC

Hainan Xinying Technology Co., Ltd.	PRC

Hainan Quhuo Technology Co., Ltd.	PRC